SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Required Information

1.	Medtronic, Inc. Savings and Investment Plan Financial Statements and Supplemental Schedule April 30, 2007 and 2006

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

Dated: October 24, 2007	By:	/s/ Carol A. McCormick
Carol A. McCormick Senior Vice President, Human Resources

Medtronic, Inc. Savings and Investment Plan

Financial Statements and Supplemental Schedule

April 30, 2007 and 2006

Medtronic, Inc.

Savings and Investment Plan

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Assets Available for Benefits at April 30, 2007 and 2006
Statements of Changes in Assets Available for Benefits for the years ended April 30, 2007 and 2006
Notes to Financial Statements – April 30, 2007 and 2006

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at April 30, 2007

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Medtronic, Inc. Savings and Investment Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Medtronic, Inc. Savings and Investment Plan (the “Plan”) at April 30, 2007 and 2006, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of April 30, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective April 30, 2007, the Plan adopted FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/	PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 12, 2007

Medtronic, Inc.

Savings and Investment Plan

Statements of Assets Available for Benefits

(in 000’s)

	April 30,
	2007	2006
Investments at fair value:
Plan’s interest in the Medtronic, Inc. Master Trust Fund, at fair value (See Note 3)	$1,366,791	$1,384,340
Mutual funds	1,477,691	1,136,305
Participant loans receivable	25,134	22,815
Total investments	2,869,616	2,543,460

Contributions receivable:
Employer	36,644	43,087
Participant	5,426	4,344
Total receivables	42,070	47,431
Assets available for benefits at fair value	2,911,686	2,590,891
Adjustment from fair value to contract value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts (See Note 2)	4,883	6,677
Assets available for benefits	$2,916,569	$2,597,568

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Statements of Changes in Assets Available for Benefits

(in 000’s)

	Years Ended April 30,
	2007	2006
Investment income:
Net appreciation in fair value of mutual funds	$85,282	$144,115
Plan’s interest in the Medtronic, Inc. Master Trust Fund income (loss)	83,102	(33,641)
Interest and dividends from investments	73,270	39,772
Interest from participant loans	1,817	1,289
Total investment income	243,471	151,535
Contributions:
Participant	160,338	150,647
Employer	95,571	96,561
Total contributions	255,909	247,208

Transfer from other plan (Note 1)	—	519

Deductions:
Benefits paid to participants	179,645	171,908
Administrative expenses	734	546
Total deductions	180,379	172,454
Net increase	319,001	226,808
Assets available for benefits:
Beginning of year	2,597,568	2,370,760
End of year	$2,916,569	$2,597,568

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Medtronic, Inc. Savings and Investment Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. The Plan has three components: (i) a Supplemental Retirement Plan (“SRP”) component related to participant elective deferrals under Code Section 401(k) and Company cash matching contributions under Code Section 401(m), (ii) an Employee Stock Ownership Plan (“ESOP”) component which included matching contributions for the SRP and non-matching allocations of employer stock until April 30, 2005, and (iii) effective May 1, 2005 a Personal Investment Account (“PIA”) component related to additional employer contributions to a retirement account. Employees must elect to participate in the PIA or they will be automatically enrolled in other Company benefit programs. If employees elect to participate in the PIA, in lieu of benefits under other Company programs, they will receive employer cash contributions to their PIA.

Generally, the Plan is available to all eligible regular full-time and part-time employees immediately upon hire. Eligible employees other than regular full or part-time employees are eligible after performing 1,000 hours of service in a consecutive twelve month period. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger and Transfer of Plan Assets

In August 2005, the Company acquired all of the outstanding stock of Image-Guided Neurologics, Inc. (“IGN”). In conjunction with the acquisition, the net assets of IGN’s 401(k) plan were transferred into the plan resulting in an asset transfer in of $519,000, included in the Statement of Changes in Assets Available for Benefits.

Administration of Plan Assets

The Qualified Plan Committee (the “Committee”) of the Company oversees the administration of the Plan. The Committee appointed Vanguard Fiduciary Trust Company (the “Trustee”) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. The Trustee has also been appointed as Recordkeeper for the Plan and to provide participant services, education and communication services. The Trustee maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses.

Contributions

SRP

Participant contributions are made to the Plan through payroll deductions into their SRP Employee Contribution Accounts. Participating employees may contribute 2% to 75% of eligible compensation on a pre-tax basis to the Plan, subject to statutory limits. Effective January 1, 2007, new employees are automatically enrolled in the SRP component of the Plan at a contribution rate of 3%. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will be increased annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the SRP component of the Plan will have the option to opt out within the 60 days prior to automatic enrollment in the SRP component of the Plan.

Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

Participants direct their contributions into twenty-two various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund (which is included in the Medtronic, Inc. Master Trust Fund) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund.

Participants are also limited to two transfers per month in or out of the Medtronic Common Stock Fund (which is included in the Medtronic, Inc. Master Trust Fund). In addition, effective September 30, 2005, participants who exchange any amount out of a Vanguard mutual fund must wait 60 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant’s SRP contributions up to 6% of eligible compensation, and range from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals. Participants direct the investment of their Company matching contributions into the same twenty-two investment options available for their elective contributions.

The Company’s matching cash contributions to participants’ SRP accounts were $71,419,000 and $78,534,000, net of forfeitures, for fiscal years 2007 and 2006, respectively.

ESOP

Prior to May 1, 2005, participants received employer matching SRP contributions into their ESOP Employer Match Accounts in the Plan and received an annual employer contribution to their ESOP Regular Accounts in the Plan. These ESOP contributions were made in shares of Medtronic, Inc. common stock. Participants are allowed to immediately diversify employer matching SRP contributions to any of the SRP investment choices. The annual contributions into the ESOP Regular Accounts ranged from 2.5% to 4.0% of qualified compensation, depending upon the achievement of certain Company performance goals. Active participants may diversify a portion of their ESOP Regular Account beginning at age 55 if they have been in the Plan for at least ten years. As of April 30, 2005, all shares in the ESOP had been fully allocated and accordingly, there were no ESOP employer contributions for fiscal years 2007 and 2006. As of April 30, 2007 and 2006, $213,506,000 and $224,237,000, respectively, of the ESOP assets are recorded in ESOP Employer Match Accounts, $459,385,000 and $459,203,000, respectively, are recorded in ESOP Regular Accounts.

PIA

The Company contributes 5% of eligible compensation to those participants electing the PIA. Participants direct the Company contributions to any of the PIA investment choices consisting of the same twenty-two-investment options offered under the SRP. For fiscal years 2007 and 2006, the Company contributed $24,152,000 and $18,027,000, respectively, to participants’ PIA accounts.

Total employer contributions for fiscal year 2007 and 2006, including both the matching cash contribution into the SRP discussed above, and the contribution into the PIA, totaled $95,571,000 and $96,561,000, respectively.

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Under the SRP and ESOP, active participants vest in Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. Under the PIA, active participants’ vest 100% in Company contributions, including earnings and losses thereon, after five years of employment.

Nonvested account balances of terminated employees are forfeited. However, under the PIA, if a terminated employee returns to the Company, years of service and the Participant’s account balance are restored and under the SRP and ESOP, the employer contribution/match is restored if the employee returns to the Company within five years of termination. Participant forfeitures of nonvested amounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan, reduce employer contributions, or make an additional matching contribution to active participants’ accounts. During fiscal years 2007 and 2006, participant forfeitures of $1,042,000 and $4,011,000, respectively, were used by the Plan Administrator for these items.

Distributions

An active participant who has attained age 59½ may request a cash withdrawal of all or a part of their SRP Employee Contribution Account but are not allowed to take withdrawals from their ESOP accounts, PIA or SRP Employer Match Accounts until retirement or termination of employment. A vested participant in the Plan may receive a distribution as a lump-sum payment, subject to applicable taxes and penalties; or upon reaching age 55, receive the balance in a series of payments.

Upon termination of employment, the participant must take a complete distribution if the value of the participant’s vested account is $5,000 or less. If the value of the participant’s vested account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal, subject to applicable taxes and penalties, or request a direct rollover. Participant funds invested in Medtronic, Inc. common stock may be taken in-kind or as cash. If the distribution is greater than $1,000, but less than or equal to $5,000, and the participant does not provide direction on the distribution, the Trustee will establish an IRA for the mandatory distribution.

Active participants may take hardship withdrawals from their SRP Employee Contribution Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including the available loan provisions. Hardship withdrawals cannot be taken from a Participants’ SRP Employer Match Account, ESOP accounts, or the PIA. The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account becomes fully vested. Vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic, Inc. common stock in-kind or as cash.

Participant Loans

Participants are limited to one loan outstanding at a time. The eligible amount to borrow is 50% of the vested balance in the participant’s SRP/ESOP accounts; however the loan may only be distributed from the participant’s SRP balance. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years, or a maximum term of 30 years if the loan was transferred into the Plan as part of an acquisition. The interest rate is calculated as one percentage point over the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the loan are paid to the borrower and remains fixed for the duration of the loan. At April 30, 2007, loans receivable were due at various dates through 2022 with interest rates ranging from 5.0% to 10.5%.

Plan Termination

In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in Company contributions. Benefits would be distributed at that time in accordance with the Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“the FSP”). The FSP defined the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare, and pension plans. The financial statement presentation and disclosure provisions of the FSP are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP as of April 30, 2007.

As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in fully benefit-responsive investment contracts through the Medtronic, Inc. Master Trust Fund. The Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adjustment from fair value to contract value for the Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts was $4,883,000 and $6,677,000 at April 30, 2007 and 2006, respectively. The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. SFAS No. 157 is effective, for the Plan, beginning the first quarter of fiscal year 2009. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on the Plan’s financial statements.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds (registered investment companies) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan’s interest in the Medtronic, Inc. Master Trust Fund, excluding the fully benefit-responsive investment contracts, is valued at its unit closing price (comprised of the aggregate fair value of the respective underlying investments plus any uninvested cash position). The Medtronic, Inc. Master Trust Fund investments include fully benefit-responsive investment contracts and common shares of the Company. The fully benefit-responsive investment contracts consist of both traditional guaranteed investment contracts (“GICs”) and synthetic investment contracts. The fair value of the traditional GICs are comprised of the expected future cash flows of each contract discounted to present value. The fair value of the synthetic investment contracts are comprised of the aggregate market values of the underlying investments in mutual funds and bond trusts. The common shares of the Company held by the Medtronic ESOP Fund and the Medtronic Common Stock Fund are valued at their quoted market price. Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is accrued on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Investment Contracts

The Medtronic, Inc. Master Trust Fund, through its investment in the Medtronic Interest Income Fund, invests in fully benefit-responsive investment contracts including both traditional GIC contracts as well as synthetic GIC contracts. The Medtronic Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

The terms of fully benefit responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract or total liquidation of the covered investments. However, fully benefit responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Because traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	Fiscal Year
Average yields for GICs and Synthetic GICs:	2007	2006
Based on actual earnings	4.7%	4.4%
Based on interest rate credited to participants	4.6%	4.3%

Administrative Expenses

Plan expenses, excluding participant loan fees, are paid by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company. Such expenses consist of recordkeeping, trustee and account maintenance fees. Participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock and various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, investment contracts, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2007 and 2006, approximately 38% and 44%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. A significant portion of this concentration results from the historical ESOP contributions of the Plan. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.	Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Medtronic, Inc. Master Trust Fund which also includes certain assets of The Medtronic Puerto Rico Employees’ Savings and Investment Plan. The Plan’s Trustee and Recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Medtronic, Inc. Master Trust Fund. At April 30, 2007 and 2006, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust Fund was 98.3% and 99.4%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in three funds — the Medtronic Common Stock Fund, the Medtronic ESOP Fund, and the Medtronic Interest Income Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of guaranteed investment contracts issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.

Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Medtronic, Inc. Master Trust Fund or into other Plan investment options which are not part of the Medtronic, Inc. Master Trust Fund.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund

Statements of Master Trust Assets

(in 000’s)

	April 30,
	2007	2006

Investments at fair value:
Medtronic, Inc. common stock	$1,102,213	$1,150,145
Guaranteed investment contracts	287,972	242,134
Medtronic, Inc. Master Trust Fund assets, at fair value	1,390,185	1,392,279
Adjustment from fair value to contract value relating to fully-benefit responsive investment contracts	5,281	6,858
Medtronic, Inc. Master Trust Fund assets	$1,395,466	$1,399,137

Medtronic, Inc. Master Trust Fund

Statements of Changes in Master Trust Assets

(in 000’s)

	Years Ended April 30,
	2007	2006

Investment income:
Interest	$11,696	$10,546
Dividends on Medtronic, Inc. common stock	9,702	8,854
Net appreciation (depreciation) in fair value of investments	62,895	(51,956)
Total investment income (loss)	84,293	(32,556)
Administrative expenses	(214)	(955)
Total income (loss)	84,079	(33,511)
Employer contributions	23,767	26,978
Interfund transfers, net	(111,517)	(88,075)
Net decrease	(3,671)	(94,608)
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,399,137	1,493,745
End of year	$1,395,466	$1,399,137

The net appreciation (depreciation) in the fair value of the Medtronic, Inc. Master Trust Fund investments for fiscal years 2007 and 2006, including gains and losses on investments purchased and sold as well as unrealized gains and losses on those held during the year, was $62,895 and $(51,956), respectively, and relates to investments in Medtronic, Inc. common stock only.

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows (in 000’s):

	Years Ended April 30,
	2007	2006
Plan’s interest in the Medtronic, Inc. Master Trust Fund, beginning of year	$1,384,340	$1,485,977
Investment income:
Interest income	10,817	10,294
Dividends on Medtronic, Inc. common stock	9,686	8,840
Net appreciation (depreciation) in fair value of investments	62,800	(51,852)
Total investment income (loss)	83,303	(32,718)
Administrative expenses	(201)	(923)
Total income (loss)	83,102	(33,641)

Employer contributions	20,569	26,691
Interfund transfers, net	(123,014)	(88,010)
Current year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	(4,883)	(6,677)
Prior year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	6,677	—
Plan’s interest in the Medtronic, Inc. Master Trust Fund, end of year	$1,366,791	$1,384,340

4.	Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows (in 000’s):

	April 30,
	2007	2006
Mutual funds:
Vanguard 500 Index Fund	$235,288	$189,192
Vanguard PRIMECAP Fund	233,191	207,248
Vanguard Wellington Fund	230,336	186,018
Vanguard Windsor II Fund	188,050	142,053
Vanguard International Growth Fund	177,667	112,683
Plan’s interest in Medtronic, Inc. Master Trust Fund	1,366,791	1,384,340

The net appreciation in the fair value of mutual funds during fiscal years 2007 and 2006, including gains and losses on mutual funds purchased and sold as well as unrealized gains and losses on those held during the year, was $85,282,000 and $144,115,000, respectively.

5.	Related Party Transactions

The Plan’s investments consist of the Plan’s interest in the Medtronic, Inc. Master Trust Fund and shares of mutual funds managed by the Plan’s Trustee, as well as participant loans receivable. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the Internal Revenue Code. In addition, as previously noted, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Parent Company.

During the fiscal years ended April 30, 2007 and 2006, the Plan had transactions with the Trustee, which are allowed by the Plan and the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, as noted previously, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Company.

Total purchases of investments under the control of the Trustee for the fiscal years ended April 30, 2007 and 2006 were $711,180,000 and $654,895,000, respectively, and proceeds from sales of investments under the control of the Trustee were $535,871,000 and $499,945,000, respectively.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 (in 000’s):

	April 30,
	2007	2006

Assets available for benefits per the financial statements	$2,916,569	$2,597,568
Amounts allocated to withdrawing participants	(25,894)	(16,968)
Assets available for benefits per the Form 5500	$2,890,675	$2,580,600

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in 000’s):

	Year Ended April 30,
	2007	2006

Benefits paid to participants per the financial statements	$179,645	$171,908
Add: Amounts allocated to withdrawing participants at end of year	25,894	16,968
Less: Amounts allocated to withdrawing participants at beginning of year	(16,968)	(11,984)
Benefits paid to participants per the Form 5500	$188,571	$176,892

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but not yet paid as of that date. Additionally, fully benefit-responsive GICs are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

7.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on February 12, 2004. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

April 30, 2007

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard 500 Index Fund	Registered Investment Company	**	$235,288
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	233,191
*	Vanguard Wellington Fund	Registered Investment Company	**	230,336
*	Vanguard Windsor II Fund	Registered Investment Company	**	188,050
*	Vanguard International Growth Fund	Registered Investment Company	**	177,667
*	Vanguard Explorer Fund	Registered Investment Company	**	127,117
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	89,801
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	76,248
*	Vanguard U.S. Growth Fund	Registered Investment Company	**	66,857
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	10,855
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	9,100
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	7,337
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	6,416
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	6,289
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	4,931
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	2,742
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	1,965
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	1,677
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	1,099
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	725
*	Participant loans	Interest at 5.0% to 10.5% due at various dates through 2022	**	25,134

	Total Plan investments, excluding the Plan’s interest in the Medtronic, Inc. Master Trust Fund			1,502,825

	Plan’s interest in Medtronic, Inc. Master Trust Fund			1,366,791
				$2,869,616

*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments